DAVID M. LOEV, ATTORNEY AT LAW
                         6300 WEST LOOP SOUTH, SUITE 280
                              BELLAIRE, TEXAS 77401
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                December 8, 2006

Chris Edwards                                               VIA FED-EX
Division of Corporate Finance                               ----------
United States Securities and Exchange Commission          AND VIA EDGAR
100 F. Street, N.E.                                       -------------
Washington, D.C. 20549
Phone: (202) 551-3742

RE:     PEDIATRIC PROSTHETICS, INC.
        REGISTRATION STATEMENT ON FORM 10-SB AMENDED JULY 14, 2006 FILE NUMBER: 0-51804

Dear Mr. Edwards:

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated August 10, 2006, Pediatric Prosthetics, Inc. ("Pediatric") has the following responses:

Item 1. Description of Business
-------------------------------

1. PLEASE CLARIFY WHETHER YOU ARE REFERRING TO GRANT DOUGLAS OR PEDIATRIC PROSTHETICS WHEN YOU STATE IN THE FIRST SENTENCE OF THIS SECTION THAT "WE WERE FORMED AS AN IDAHO CORPORATION ON JANUARY 29, 1954." PLEASE DISCLOSE THE BUSINESS ACTIVITIES ENGAGED IN SINCE THIS TIME AND WHETHER REVENUES WERE EVER GENERATED FROM OPERATIONS.

RESPONSE:

     Pediatric has clarified the disclosure in the paragraph to which you refer to better and more clearly disclose the transaction between Pediatric Prosthetics, Inc. (the Texas corporation) and Grant Douglas (the Idaho corporation) in its amended Form 10-SB filing.

2. PLEASE EXPLAIN YOUR CHARACTERIZATION OF THIS EXCHANGE AS A MERGER OF A PRIVATE OPERATING COMPANY INTO A NON-OPERATING PUBLIC SHELL CORPORATION IN LIGHT OF THE FACT THAT NEITHER ENTITY HAD BUSINESS OPERATIONS PRIOR TO THE MERGER.

RESPONSE:

     While neither company technically had business operations immediately prior to the exchange, Grant Douglas had operations in years prior to the exchange and traded its common stock on the Pinksheets under the symbol

     "GDRG." Pediatric on the other hand had not conducted any business operations under the name or entity Pediatric Prosthetics, Inc., but had previously conducted business operations as a partnership and disclosure of this has been added to the amended filing.


3. IF GRANT DOUGLAS WAS NOT A REPORTING COMPANY AT THE TIME OF THE REVERSE ACQUISITION OF PEDIATRIC PROSTHETICS, THEN PLEASE EXPLAIN THE STATEMENT IN THE FIRST PARAGRAPH ON PAGE 5 THAT PEDIATRIC EMERGED AS THE "SURVIVING FINANCIAL REPORTING ENTITY." ALSO, PLEASE EXPLAIN WHY PEDIATRIC PROSTHETICS ENTERED INTO THE MERGER TO BECOME A PUBLICLY TRADED COMPANY WHEN GRANT
     DOUGLAS  WAS  NOT  A  PUBLICLY  TRADED  COMPANY.

RESPONSE:

     As stated in response 4, Grant Douglas had operations in years prior to the exchange and traded its common stock on the Pinksheets under the symbol "GDRG," prior to the exchange. Pediatric has amended the filing to clarify that Pediatric entered into the Exchange to trade its common stock on the Pinksheets. The language regarding Pediatric emerging as the "surviving financial reporting entity" has been revised to state that Pediatric was the "surviving accounting entity" to avoid confusion regarding whether Grant Douglas was ever a reporting company.

Service Agreement with Global Media
-----------------------------------

4. WE NOTE YOUR AGREEMENT TO ISSUE A TOTAL OF $112,500 WORTH OF YOUR COMMON STOCK TO GLOBAL MEDIA IN FEBRUARY 2006. PLEASE TELL US HOW YOU ACCOUNT FOR THIS OBLIGATION. GIVEN THAT, THIS OBLIGATION WILL SETTLE IN A VARIABLE NUMBER OF SHARES, PLEASE TELL US YOUR CONSIDERATION OF PARAGRAPH 12 OF SFAS
     150. ADDITIONALLY, PLEASE TELL US YOUR CONSIDERATION OF EITF 96-18, AS WE NOTE THAT THERE DOES NOT APPEAR TO BE A MEASUREMENT DATE, AS DISCUSSED IN ISSUE 1 OF EITF 96-18 WITH RESPECT TO THIS AGREEMENT.

RESPONSE:

     Pediatric's agreement with Global Media is an executory services contract that provides for the payment of $112,500 worth of consideration, in the form of shares of Pediatric's common stock, over the one-year term of the agreement as services are provided. The agreement provides that Pediatric will issue common stock valued at $28,125 to Global Media on May 1, 2006, August 1, 2006, November 1, 2006 and February 1, 2007. However, the agreement contains a provision that requires Pediatric to provide Global Media with shares that are at a 10% discount to the market price on each respective payment date. Consequently, over the term of the agreement and assuming continued performance by Global Media, Pediatric will be required deliver as consideration shares of our common stock with a value of $125,000 (computed as the $112,500 divided by 90%). Because the agreement with Global Media is an executory services contract that contemplates future performance, Pediatric is accruing, on a monthly basis, a pro rata amount of the $125,000 expense that may be incurred over the life of the agreement. Therefore, at each month end Pediatric will have accrued an amount that is equal to the portion of the consideration that would have been earned through that date. Pediatric has the right to terminate the agreement at any time with thirty (30) days written notice to Global Media. In the event of termination, Pediatric will only be obligated to pay to Global Media that amount that has been earned up through the termination date.

     Pediatric has considered paragraph 12 of SFAS 150 and has concluded that the Global Media agreement does not result in an unconditional obligation as contemplated therein.

     Pediatric has considered EITF 96-18 and has concluded that at the point in time shares are delivered to Global Media, if ever, no future performance requirements will exist for those shares and they will be fully vested and non-forfeitable resulting in a measurement date.


May 2006 Securities Purchase Agreement
--------------------------------------

5. WE NOTE THAT YOU ENTERED INTO A PURCHASE AGREEMENT IN MAY 2006 TO ISSUE $1.5 MILLION IN CONVERTIBLE NOTES. WE REMIND YOU TO CONSIDER SFAS 133 AND EITF 00-19, AMONG OTHERS IN DETERMINING WHETHER THE CONVERSION FEATURE SHOULD BE ACCOUNTED FOR AS AN EMBEDDED DERIVATIVE AND. WHETHER THE CONVERTIBLE NOTES CONTAIN OTHER EMBEDDED, DERIVATIVES. WITH RESPECT TO THE CONVERSION FEATURE, WE NOTE THE PRESENCE OF REGISTRATION RIGHTS, NET SETTLEMENT FEATURES, AN INSUFFICIENT NUMBER OF AUTHORIZED, BUT UNISSUED SHARES AND OTHER TERMS THAT, PURSUANT TO PARAGRAPH 11.A OF SFAS 133 AND EITF 00-19, WOULD, SUGGEST THAT THE CONVERSION FEATURE REPRESENTS AN EMBEDDED DERIVATIVE. WE ALSO REFER YOU TO EITF 05-4 WITH RESPECT TO YOUR REGISTRATION RIGHTS FOR YOUR CONSIDERATION. IF YOU DETERMINE THAT THE CONVERSION FEATURE DOES NOT REPRESENT AN EMBEDDED DERIVATIVE, WE REMIND YOU TO CONSIDER THE GUIDANCE IN EITF 98-5 AND EITF 00-27 IN DETERMINING WHETHER THE NOTES CONTAIN A BENEFICIAL CONVERSION FEATURE.

     WE REMIND YOU TO ALSO CONSIDER THE ABOVE POINTS WITH RESPECT TO THE $35,000 OF CONVERTIBLE DEBT YOU ISSUED IN MARCH 2006 AND. THE $50,000 OF CONVERTIBLE DEBT YOU ISSUED IN APRIL 2006, AS DISCUSSED ON PAGE 6.

RESPONSE:

     Pediatric has analyzed the $1.5 million in convertible notes in accordance with SFAS 133 and EITF 00-19 and has determined that the conversion feature and the registration rights represent embedded derivatives and presented the related derivative liabilities in its June 30, 2006 financial statements contained in its amended Form 10-SB.

     Pediatric has analyzed the $35,000 of convertible debt issued in March 2006 and the $50,000 of convertible debt issued in April 2006 in accordance with SFAS 133 and EITF 00-19 and determined the following:

     The $35,000 of convertible debt issued in March 2006 contains no embedded derivatives, but does include beneficial conversion features. Pediatric has included in its June 30, 2006 Form 10-SB financial statements the value of the beneficial conversion features and the related amortization of those conversion features in accordance with EITF 98-5 and EITF 00-27.

     The $50,000 of convertible debt issued in April 2006 contains no embedded derivatives, but does include a beneficial conversion feature and debt issue costs associated with the 1,428,571 of warrants exercisable at $0.035 per share. Pediatric included in the June 30, 2006 financial statements the value of the beneficial conversion feature and the value of the warrants issued upon origination of the debt and the related amortization of those costs in accordance with EITF 98-5 and EITF 00-27.

     Pediatric has analyzed the impact of additional convertible debt and warrants issued in May 2006 and has determined that an insufficient number of authorized but unissued shares created by this additional convertible debt resulted in a change in the original accounting for the $35,000 of convertible debt issued in March 2006 and the $50,000 of convertible debt and 1,428,571 of warrants exercisable at $0.035 per share issued in April 2006. The treatment of both the beneficial conversion features and warrants associated with those debt agreements has been changed to account for those features as embedded derivatives. Additionally, Pediatric properly valued and presented the related derivative liabilities in its June 30, 2006 financial statements.

     Pediatric plans to restate its March 31, 2006 unaudited financial statements contained in its Form 10-QSB for the nine months ended March 31, 2006, in connection with the revised accounting above, where applicable subsequent to the filing of this amended Form 10-SB.

6. WE ALSO NOTE THAT YOU ISSUED 50 MILLION WARRANTS AS PART OF THE MAY 2006 PURCHASE AGREEMENT. AGAIN, WE REMIND YOU TO CONSIDER SFAS 133 AND EITF 00-19 IN DETERMINING THE ACCOUNTING AND CLASSIFICATION OF THESE WARRANTS. THE REGISTRATION RIGHTS AND THE INSUFFICIENT NUMBER OF AUTHORIZED, BUT UNISSUED SHARES, AGAIN, SUGGESTS THAT THE WARRANTS SHOULD BE ACCOUNTED FOR AS A. DERIVATIVE INSTRUMENT. WE ALSO REFER YOU TO EITF 05-4 WITH RESPECT TO YOUR REGISTRATION RIGHTS FOR YOUR CONSIDERATION.

     WE ALSO REMIND YOU TO CONSIDER THE ABOVE POINTS WITH RESPECT TO THE 1,428,57.1 WARRANTS YOU ISSUED TO A SHAREHOLDER IN APRIL 2006, AS DISCUSSED ON PAGE 6; THE TWO MILLION WARRANTS ISSUED, TO LIONHEART ASSOCIATES, AS DISCUSSED ON PAGE 54; AND THE THREE MILLION WARRANTS ISSUED TO GEOFF EITEN, AS DISCUSSED ON PAGE 54.

RESPONSE:

     Pediatric has analyzed the $1.5 million in convertible notes and the 50 million warrants issued as part of the May 2006 securities purchase agreement in accordance with SFAS 133 and EITF 00-19. Based on its analysis its has determined that the warrants, the conversion feature and the registration rights represent derivative financial instruments and properly valued and presented the related derivative liabilities in its June 30, 2006 financial statements contained both in its Form 10-KSB filing and this amended Form 10-SB filing.

     Pediatric also analyzed the 1,428,571 warrants issued to a shareholder in April 2006, the two million warrants issued to Lionheart Associates, and the three million warrants issued to Geoff Eiten. Based on its analysis it has determined that in each case, such warrants represent derivative financial instruments and properly valued and present the related derivative liabilities in its June 30, 2006 financial statements.

     Pediatric plans to restate its March 31, 2006 unaudited financial statements contained in its Form 10-QSB for the nine months ended March 31, 2006, in connection with the revised accounting above, where applicable subsequent to the filing of this amended Form 10-SB.

Events of Default
-----------------

7.   PLEASE  DISCLOSE  WHETHER  YOU  ARE  IN  DEFAULT  UNDER  THE  TERMS  OF THE
     DEBENTURES.

RESPONSE:

     Due to Pediatric's and the Debenture holders entry into the Waiver of Rights Agreement on October 25, 2006, effective as of July 31, 2006, as disclosed in the amended filing, Pediatric is not in default of any term of the Debentures and language to this affect has been added to the amended filing.

Item 2. Management's Discussion and. Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
ofOperations
------------

Plan of Operations

8. IN THIS SECTION AND ELSEWHERE IN THE REGISTRATION STATEMENT WHERE YOU DISCUSS THE PROCEEDS FROM THE SALE OF THE CONVERTIBLE DEBENTURES PLEASE ALSO DISCLOSE THE NET PROCEEDS YOU RECEIVED AND EXPECT TO RECEIVE.

RESPONSE:

     Pediatric has revised the disclosure in the amended registration statement to include the information you requested, where appropriate.

Critical Accounting Policies
----------------------------

9.   WE NOTE  YOUR  RESPONSE  TO  PRIOR COMMENT 24 OF OUR LETTER DATED MARCH 10,
     2006.  PLEASE  CLARIFY  THE  FOLLOWING:

     o YOU STATE THAT THE CHANGE IN YOUR REVENUE RECOGNITION POLICY FROM CASH BASIS TO ACCRUAL BASIS DID NOT HAVE A MATERIAL IMPACT ON YOUR FINANCIAL STATEMENTS. PLEASE QUANTIFY FOR US THE IMPACT OF THE CHANGE FOR EACH PERIOD, PRESENTED. PLEASE ALSO PROVIDE US WITH AN ANALYSIS OF THE QUANTITATIVE AND QUALITATIVE FACTORS IN SAB 99 IN CONCLUDING THAT THE IMPACT IS IMMATERIAL.

     o CITING RELEVANT ACCOUNTING LITERATURE, PLEASE HELP US UNDERSTAND WHY YOU RECOGNIZE REVENUE FROM THE SALE OF PROSTHETIC DEVICES AND RELATED SERVICES GENERATED THROUGH THE BILLING DEPARTMENTS OF THE HOST-AFFILIATES NET OF ANY COSTS OF GOODS.

     o YOU STATE THAT IF YOU ARE UNABLE TO COLLECT FROM THE PATIENT, YOU RECOGNIZE A BAD DEBT EXPENSE. PLEASE TELL US WHY YOU DO NOT RECOGNIZE AN ESTIMATE OF AN ALLOWANCE FOR DOUBTFUL ACCOUNTS ON RECEIVABLE BALANCES AT EACH PERIOD, END, RATHER THAN WAITING UNTIL YOU ARE UNABLE TO COLLECT FROM YOUR PATIENT TO WRITE OFF THE RECEIVABLE.

RESPONSE:

a) The impact of the change in revenue recognition policy from cash basis to accrual basis was as follows:


                           QTR                QTR                YTD             QTR                QTR               QTR
                        DECEMBER 31,        MARCH 31,          JUNE 30,       SEPTEMBER 30,      DECEMBER 31,       MARCH 31,
                           2004               2005               2005            2005              2005               2006

Receivable              Not Reported       Not Reported        $  34,429      Not Reported      $    49,777       $   34,376

Receivables
as reported             Not Reported       Not Reported           73,422      Not Reported          114,709          216,096

% of
receivables             Not Reported       Not Reported            46.9%      Not Reported            43.4%            15.9%

Current assets
as reported             Not Reported       Not Reported          119,732      Not Reported          169,879          236,492

% of current
assets                  Not Reported       Not Reported            28.8%      Not Reported            29.3%            14.5%

Effect on net
loss                          16,012             36,614           34,429            (8,168)          23,516          (15,401)

Net income
(loss) as
reported                  (3,733,696)          (231,972)      (4,390,948)         (671,480)        (124,540)         126,032

Net income
(loss) with
receivables
included                  (3,717,684)          (195,358)      (4,356,519)         (679,648)        (101,024)         110,631

% of net loss                   0.4%             15.78%             0.8%              1.2%            18.9%            12.2%

Net loss per
share as
reported                       (0.07)             (0.00)           (0.07)            (0.01)           (0.00)            0.00

Net loss per
share with
receivables
included                       (0.07)             (0.00)           (0.07)            (0.01)           (0.00)            0.00

Weighted
average
shares                     51,046,750         86,168,508      66,593,932        93,481,713       95,954,539       99,108,452



In considering whether or not to adjust its financial statements for the impact of the change in its revenue recognition policy from cash basis to accrual basis, Pediatric considered the guidance of SAB 99 as follows:

     o Does the misstatement arise from an item capable of precise measurement or does it arise from an estimate and, if so, the degree of imprecision inherent in the estimate? The misstatement does arise from an item capable of precise measurement; however, it meets none of the other criteria outlined below.

     o    Does  the  misstatement mask a change in earnings or other trends? No.

     o Does the misstatement hide a failure to meet analysts' consensus expectations for the enterprise? No.

     o    Does  the  misstatement  change  a loss into income or vice versa? No.

     o Does the misstatement concern a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability? No

     o Does the misstatement affect the registrant's compliance with regulatory requirements? No

     o Does the misstatement affect the registrant's compliance with loan covenants or other contractual requirements? No

     o Does the misstatement have the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation? No

     o    Does  the misstatement involve concealment of an unlawful transaction?
          No.

Although Pediatric believes that the impact of the change is not material, it plans to restate its December 31, 2005 and March 31, 2006 quarterly financial statements as filed in its quarterly reports for the six months ended December 31, 2005 and the nine months ended March 31, 2006, to reflect the proper accrual of receivables and the presentation of sales through Host-Affiliates on a gross basis as per item b) below, subsequent to the filing of its amended Form 10-SB.

b) Pediatric plans to restate its December 31, 2005 and March 31, 2006 financial statements to properly show gross revenue and cost of sales.

c) Pediatric provides an allowance for doubtful accounts and plans to restate its financial statements and revise its disclosure accordingly in connection with a restatement of its December 31, 2005 and March 31, 2006 financial statements to properly reflect such policy.

Comparison of Operating Results
-------------------------------

10.  PLEASE  CLARIFY  THE  FOLLOWING  REGARDING  YOUR  COST  OF  SALES:

     o YOU STATE ON PAGE 32 THAT COST OF SALES FOR THE THREE MONTHS ENDED MARCH 31, 2006 DECREASED, AS COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2005, DUE TO A LARGER NUMBER OF RE-FITTINGS, WHICH REQUIRE FEWER ELECTRONIC COMPONENTS THAN NEW FITTINGS. HOWEVER, WE NOTE YOUR DISCLOSURE THAT REVENUE HAS INCREASED PRIMARILY DUE TO INCREASED FEES FROM YOUR HOST AFFILIATES. IT WOULD APPEAR THAT THE DECREASE IN YOUR COST OF SALES WOULD ALSO BE ATTRIBUTABLE TO THE INCREASE IN FEES FROM YOUR HOST AFFILIATES FOR THIS PERIOD, GIVEN THAT YOU RECOGNIZE THOSE FEES NET OF COST OF SALES. IF OUR UNDERSTANDING IS CORRECT, PLEASE REVISE YOUR DISCLOSURES ACCORDINGLY.

     o YOU STATE ON PAGE 33 THAT COSTS OF SALES INCREASED DUE TO INCREASED PURCHASES OF PARTS AND COMPONENTS DURING THE NINE MONTHS ENDED MARCH 31, 2006, WHICH FEES ASSOCIATED WITH FITTINGS WERE NOT IMMEDIATELY RECOGNIZED BY YOU, AS SUCH FEES HAD NOT BEEN RECEIVED BY THE HOST AFFILIATES. PLEASE CLARIFY THIS DISCLOSURE FOR US.

RESPONSE:

     a) Pediatric believes that your understanding is correct and its disclosures have been revised accordingly in its amended filing to reflect changes in response to Comment 9.

     b) Pediatric has clarified its disclosure based on this comment and to reflect changes in response to Comment 9 in its amended filing.


Liquidity and Capital Resources
-------------------------------

11. WE NOTE THAT ACCOUNTS RECEIVABLE IS 72.3% OF YOUR TOTAL ASSETS AS OF MARCH 31, 2006. IN ADDITION, ACCOUNTS RECEIVABLE INCREASED 194.3% FROM JUNE 30, 2005, WHICH APPEARS TO BE DISPROPORTIONATE TO YOUR NET SALES TRENDS. NET SALES INCREASED 76.8% FOR THE NINE MONTHS ENDED MARCH 31, 2006 COMPARED TO THE PRIOR YEAR PERIOD. AS SUCH, PLEASE REVISE YOUR FILING TO INCLUDE AN ANALYSIS OF DAYS SALES OUTSTANDING FOR EACH PERIOD PRESENTED, A DISCUSSION AND ANALYSIS OF THE INCREASE IN ACCOUNTS RECEIVABLE IN EXCESS OF NET SALES GROWTH, ANY UNCERTAINTIES REGARDING COLLECTIBILITY, AND THE IMPACT OF THIS TREND ON YOUR LIQUIDITY.

     IN ADDITION, PLEASE EXPAND YOUR DISCLOSURES TO DISCUSS THE INCREASE IN TRADE ACCOUNTS PAYABLE AND THE DECREASE IN ACCRUED LIABILITIES.

RESPONSE:

     The reason for the significant increase in accounts receivable at March 31, 2006, which was disproportionate to our net sales trends, was due to the fact that during the quarter ended March 31, 2006, the Company recorded accounts receivable from host affiliates for the first time and the cumulative impact was reflected in accounts receivable. The collection of host affiliate receivables has a significant negative impact on accounts receivable aging. The Company has restated its financial statements to eliminate the disproportionate impact on its net sales trend and to reflect revenue from host affiliates on an accrual basis. The Company has also amended its filing to include an analysis of days sales outstanding for each period presented, a discussion and analysis of the increase in accounts receivable compared to net sales growth, any uncertainties regarding collectibility, the impact of this trend on our liquidity, the increase in trade accounts payable and the decrease in accrued liabilities, as you have requested relating to the period ending September 30, 2006.


Item 4. Security Ownership of Certain Beneficial Owners and Management
----------------------------------------------------------------------

12. PLEASE EXPLAIN IN THE FOOTNOTES WHY THE SHARES OWNED BY MR. MORGAN REPRESENT 41.1% OF THE VOTING STOCK OF THE COMPANY.

RESPONSE:

     Pediatric has clarified that Mr. Morgan's ownership of the voting stock of Pediatric represents only 9.5% of Pediatrics' total voting shares.


Note 6. Stockholders' Equity
----------------------------

13.  PLEASE  TELL  US  THE  FOLLOWING  REGARDING  YOUR COMMON STOCK SURRENDERED:

     o PLEASE TELL US WHETHER YOU RECOGNIZED ANY AMOUNTS IN YOUR INCOME STATEMENT WITH RESPECT TO YOUR DIRECTOR'S SURRENDERING OF FOUR MILLION SHARES OF YOUR STOCK. IF SO, PLEASE TELL US (1) THE AMOUNT RECOGNIZED IN INCOME AND (2) YOUR BASIS FOR RECOGNIZING THIS AMOUNT IN INCOME, INSTEAD OF ACCOUNTING FOR THIS SURRENDER AS A CAPITAL TRANSACTION CONSISTING OF THE ACQUISITION OF TREASURY SHARES.

     o REGARDING THE TWO MILLION SHARES YOUR CONSULTANT SURRENDERED TO YOU, PLEASE TELL US (1) THE REASON FOR THIS SURRENDER AND (2) YOUR BASIS FOR RECOGNIZING THIS AMOUNT IN INCOME, INSTEAD OF ACCOUNTING FOR THIS SURRENDER AS A CAPITAL TRANSACTION CONSISTING OF THE ACQUISITION OF TREASURY SHARES.

RESPONSE:

     With respect to the director surrendering four million shares of our common stock, Pediatric did not recognize any impact in income. Pediatric recognized this surrender as a capital transaction consisting of the acquisition of treasury shares.

     With respect to the consultant surrendering two million shares of Pediatric's common stock, the consultant returned the shares because he was unable to complete his commitment for services and returned 2,000,000 of the 3,000,000 originally issued.

     Pediatric initially recorded a charge to consulting expense totaling $564,000 for all 3,000,000 shares at the date the shares were issued. In part, this treatment was based on footnote 5 to EITF 96-18 as follows:

          The Task Force subsequently discussed situations in which counter party performance may be required over a period of time (for example, three years) but the equity award granted to the party performing the services is fully vested and nonforfeitable on the date the parties enter into the contract. Although Task Force members believe that this type of arrangement would be rare, because, typically, vesting provisions do exist, there was general agreement that a reasonable interpretation of the consensus is that the measurement date for an award that is nonforfeitable and that vests immediately could be the date the parties enter into the contract, even though services have not yet been performed.

     However, based upon further review, Pediatric has concluded that although a measurement date for the 3,000,000 shares had been established pursuant to the guidance in footnote 5 to EITF 96-18 the expense relating to the shares should have been recognized in its income statement pro rata

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     over  the  term  of  the  consulting agreement. Pediatric has corrected the accounting for these shares in its recently filed 2006 Form 10-KSB and plans to amend and refile its quarterly reports for the periods ending December 31, 2005 and March 31, 2006, subsequent to the filing of this amended Form 10-SB in connection with the above.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------

14. PLEASE EXPLAIN YOUR REFERENCE TO "FREE TRADING" SHARES. WE ALSO PARTIALLY REISSUE COMMENT 36 OF OUT MARCH 10, 2006 LETTER. PLEASE DESCRIBE THE TRANSACTIONS IN WHICH YOU MENTION "FREE TRADING" SHARES.

RESPONSE:

     As referred to in the prior registration statement, "free trading" shares referred to those shares which were issued without restrictive legend pursuant to an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933. Pediatric has revised the registration statement to include the steps it took to comply with the exemption provided by Rule 504 and has added additional disclosure regarding the transactions in which shares were issued pursuant to Rule 504.






                                        Very  Truly  Yours,


                                        /s/  John  S.  Gillies
                                        ----------------------
                                        John  S.  Gillies,
                                        Associate

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